Sonder Holdings Inc.
447 Sutter St., Suite 405 #542
San Francisco, CA 94108

March 27, 2025
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F. Street, NE
Washington, DC 20549

Attention:    Blake Grady
    Nicholas Panos

Re: Sonder Holdings Inc.
Schedule 13D filed January 15, 2025 by Francis Davidson
File No. 005-92541

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Francis Davidson, the reporting person (the “Reporting Person”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated March 11, 2025 (the “Comment Letter”) regarding the Reporting Person’s above referenced Schedule 13D (the “Schedule 13D”) with respect to his beneficial ownership of shares of common stock, par value $0.0001 (the “Common Stock”) of Sonder Holdings Inc. (the “Issuer”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter in bold text and which is followed by our responses on the Reporting Person’s behalf.

Schedule 13D filed January 15, 2025
General

1.We note that the event reported as requiring the filing of the Schedule 13D was September 30, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 30, 2024 event date, the Schedule 13D submitted on January 15, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: We respectfully advise the Staff that the Schedule 13D was not timely filed due to an oversight on the part of the Reporting Person. The Reporting Person previously reported his beneficial ownership of the Issuer’s common stock on a Schedule 13G. In connection with the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 (the “Series A Preferred Stock”) financing, the Reporting Person acquired 1,000,000 shares of Series A Preferred Stock on August 13, 2024, which became convertible into shares of Common Stock upon the receipt of stockholder approval noted below on September 30, 2024, and 500,000 shares of Series A Preferred Stock on November 6, 2024. The Reporting Person timely disclosed his beneficial ownership of shares of Series A Preferred Stock on a Form 4 filed on August 19, 2024 and November 8, 2024, respectively. However the conversion of his Schedule 13G to a Schedule 13D was not timely filed due to numerous factors, including, but not limited to, the time commitments imposed by serving as an executive officer of the Issuer, which has an extremely small managerial staff and was in the midst of a financial statement restatement, ongoing publicly disclosed liquidity issues and staff transitions. Upon the Reporting Person becoming aware of the oversight, he caused the Schedule 13D to be filed as promptly as possible. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe he gained any advantage as a result of the filing of the Schedule 13D past the deadline, particularly as the information required by the Schedule 13D filing was otherwise disclosed in the Company’s public filings, including (i) the Form 4s referenced above, (ii) the definitive proxy statement on Schedule 14A for the special meeting of the Company’s stockholders on September 30, 2024 filed on September 9, 2024, (iii) the Current Report on Form 8-K disclosing the approval of the Company’s stockholders of the issuance of shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock for purposes of complying with Nasdaq Listing Rule 5635 and (iv) the Security Ownership of Certain Beneficial Owners and Management section of the Company’s definitive proxy statement filed on November 8, 2024. The Reporting Person now understands the requirements and importance of compliance with Section 13(d) filing timelines and will work to ensure that future filings will be made in a timely manner.

Item 5, page 1

2.We note your disclosure in Item 5(c) that “[e]xcept as otherwise set forth in Item 4 of this Schedule 13D, Mr. Davidson has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.” Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

Response: We respectfully advise the Staff that Item 4 of the Schedule 13D incorporates by reference Items 3 and 6 of the Schedule 13D, which include the required disclosure with respect to all transactions in the Common Stock, including derivative securities, by the Reporting Person from January 18, 2022 through the date of the filing of the Schedule 13D, including: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share; and (5) where and how the transaction was effected, to the extent applicable. Therefore, we believe that the disclosure in Item 5(c) properly captures all transactions in the securities of the Company for the period beginning sixty days prior to September 30, 2024 and ending on the filing date of the Schedule 13D and contains all the required disclosures.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Angela Gomes, Esq. at (617) 338-2957 or agomes@sullivanlaw.com or Lindsey A. Getz, Esq. at (617) 338-2480 or lgetz@sullivanlaw.com.

Very truly yours,

/s/ Vanessa Barmack
Vanessa Barmack
Associate General Counsel

cc: Francis Davidson, Sonder Holdings Inc.
Angela Gomes, Esq., Sullivan & Worcester LLP
Lindsey A. Getz, Esq., Sullivan & Worcester LLP